

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2021

Vikas Desai
Chief Executive Officer
Achari Ventures Holdings Corp. I
60 Walnut Avenue, Suite 400
Clark, NJ 07066

>   **Re: Achari Ventures Holdings Corp. I**
>   **Draft Registration Statement on Form S-1**
>   **Submitted February 26, 2021**
>   **File No. 377-04313**

Dear Mr. Desai:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Summary, page 1

1.   Please revise your Summary to discuss the potential conflicts of interest arising from (i) the difference in price per share paid for founders shares and public shares and (ii) the fact that founders shares and warrants will become worthless if you do not enter into a business combination.

Private Placement Warrants, page 15

2.   Please revise this section to discuss the potential dilutive effects of the private placement warrants to investors in the offering.

Manner of conducting redemptions, page 22

3. Please revise here and throughout, where appropriate, to disclose whether public stockholders that abstain from voting on the proposed transaction will be able to redeem their shares.

Redemption of public shares and distribution and liquidation if no initial business combination, page 25

4. Please expand your disclosure here and throughout, where appropriate, to clarify whether the 24-month time period for an initial business combination can be extended. To the extent the 24-month time period can be extended, please also clarify how you may extend the time period and whether stockholders may redeem their shares in connection with any proposal to extend it.

Use of Proceeds, page 68

5. Your totals for proceeds after offering expenses are not mathematically accurate. Please revise.

Balance Sheet, page F-3

6. Your authorized shares presented here was 10,000,000, which was disclosed to be 100,000,000 in Note 7 at F-13 and elsewhere. Please revise to be be consistent.

      You may contact Li Xiao at 202-551-4391 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Chris Edwards at 202-551-6761 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Life Sciences

cc: Ari Edelman, Esq.